Exhibit 99.1

CMGE Reports Second Quarter 2013 Unaudited Financial Results

HONG KONG, August 28, 2013 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), a leading mobile game company in China, today reported its unaudited financial results for the second quarter ended
June 30, 2013.

Second Quarter 2013 Financial Highlights

•

Revenues were RMB72.0 million (US$11.7 million1), 18.6% and 97.3% increases compared with RMB60.7 million in the second quarter of 2012 and RMB36.5 million in the first quarter of 2013, respectively. The sequential quarterly growth in revenue was largely a result of increased revenue from mobile social games and the expansion of the Company’s third-party game publishing business as well as an increase in the number of subscriptions to the Company’s single-player game bundles.

•	Net loss was RMB12.6 million (US$2.1 million), compared with net income of RMB23.4 million in the second quarter of 2012 and net loss of RMB21.6 million in the first quarter of 2013.

•

Non-GAAP[2] net loss, excluding (1) share-based compensation expenses and (2) intangible assets impairment loss, was RMB3.9 million (US$0.6 million), compared with non-GAAP net income of RMB26.6 million in the second quarter of 2012 and non-GAAP net loss of RMB13.2 million in the first quarter of 2013.

•

Basic and diluted loss per American Depositary Share[3] (“ADS”) was RMB0.66 (US$0.11), compared with an earning of RMB0.92 in the second quarter of 2012 and a loss of RMB1.01 in the first quarter of 2013.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1374 to US$1.00, the effective noon buying rate as of June 28, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company.

Second Quarter Select Operating Data

•

Total paying user accounts for social games were 1.4 million, compared with 158,795 in the second quarter of 2012 and 308,039 in the first quarter of 2013. ARPU for social games was RMB20.84, compared with RMB75.54 in the second quarter of 2012 and RMB23.81 in the first quarter of 2013.

•

Total subscriptions[4] for single-player game bundles were 2.0 million in the second quarter of 2013, compared with 1.7 million in the second quarter of 2012 and 1.5 million in the first quarter of 2013. Average revenue per subscription for single-player game bundles was RMB5.18, compared with RMB4.79 in the second quarter of 2012 and RMB4.73 in the first quarter of 2013.

•

Total paying user accounts[5] for single-player games (excluding single-player game bundles) were 3.9 million, compared with 12.7 million in the second quarter of 2012 and 4.3 million in the first quarter of 2013. Average revenue per paying user account (“ARPU”) for single-player games (excluding single-player game bundles) was RMB3.28, compared with RMB3.03 in the second quarter of 2012 and RMB3.38 in the first quarter of 2013.

“I am pleased to report a strong quarter of revenue growth sequentially demonstrating the strong recovery of our overall financial and operational performance since the end of 2012,” commented Mr. Ken Jian Xiao, CMGE’s Chief Executive Officer. “Revenue increased by 97% sequentially as we started to benefit from the execution of our long-term strategy of both self-developing and publishing third-party smartphone social games. Our operational and financial results are representative of the progress that we have been making. I believe we are in the early stages of a renewed growth period and that momentum will continue to accelerate.

“Our existing game portfolio has now expanded to contain over 500 single player games and 60 social games. Our self-developed social game Joyful Zha Jin Hua, the first social poker game in our Joyful poker game series, reached almost RMB 10 million in gross revenue in the month of June of 2013 even though it was only launched in February 2013. The number of monthly paying users for Joyful Zha Jin Hua has grown from approximately 295,000 in April to approximately 595,000 in June. We plan to introduce the iOS version of this game during the third quarter of this year. During the second quarter of 2013, we also launched Joyful Dou Di Zhu, Joyful Niuniu, Joyful Mahjong for two and Joyful Mahjong-tuidaohu, all of which we believe will contribute to the success of our Joyful poker game series. In addition, we launched War Valley in mid-July and it has performed well with a paying user conversion rate of around 10% and over 50,000 registrations during the first day of its launch. We believe these results indicate the potential of our proprietary social games. As of 30 June 2013, in addition to the six self-developed social games (two out of six are still under beta testing, namely Joyful Niuniu and Xiang Mo Shen Hua) we have already launched during 2013, we are on track to launch an additional nine such games before the end of the year, such as Immortal Wind (Xian Feng), Dazzling Dance (Xuan Wu Pai) and Che Che Bomb (Che Che Dan).

“Our third-party game publishing business has also expanded significantly. Since the launch of this business in the fourth quarter of 2012, we have published a total of 50 third-party social games, including over 15 games which we have exclusive licensing agreements. Many of the games that we publish have been ranked in the top 10 in terms of total downloads on major app stores and gaming platforms, such as Qihoo360, 91.com and Android Market.

[4]	Total subscriptions represents the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.
[5]	Total paying user accounts represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts, and (ii) the total number of games downloaded through application stores.

“We have established strong capabilities in publishing, operating, sales and technology to support and help further expand our third-party publishing business. For publishing, CMGE runs one of China’s strongest and most extensive mobile distribution channels. We are on target to pre-install our Game Center application or games on more than 60 million smartphones by the end of 2013. We have entered into pre-installation arrangements with a number of well-respected mobile brands in China, including Coolpad, K-touch, Eton, Haier, Zopo and Hedy. We have entered into an exclusive cooperation agreement with KuGuo, one of the largest mobile advertising platforms in China. In terms of operating games, CMGE has established strong teams that provide data analysis, product testing as well as around-the-clock customer support service, which allows us to continuously refine the games to help us meet our targeted operating performance. To enhance our sales and marketing, we have recruited top talent to promote our products on consumer- and business-oriented platforms innovatively and efficiently. In terms of technology, we have established strong SDK support and operating capabilities, and we are able to quickly connect our games onto many app stores or social networking platforms, as well as many major third-party payment gateways.

“We are proud of what we have achieved during the second quarter of 2013, and believe we have just begun to see the benefits of the transition that we initiated in late 2012 on the implementation of our long term strategy of focusing on developing and publishing smartphone games. We are confident that the strategy we have implemented and the investments we have made will deliver the long-term sustainable growth we are seeking.”

Mr. Ken Chang, CMGE’s Chief Financial Officer, added, “I am pleased to see the further acceleration of revenue growth in the second quarter of 2013, particularly in our games segment, which increased by a strong 87.2% compared to the first quarter. Our operating performance for social games is on a good path, with paying users increasing by 361.4%, from over 308,000 users during the first quarter of 2013 to 1.4 million users in the second quarter, driven by our proprietary game Joyful Zha Jin Hua, as well as third-party games that we are publishing. During the second quarter, third-party game publishing revenue represents 19% of our game revenue, demonstrating the significant progress we have made since starting this business segment in late 2012. With respect to the game bundles, the number of subscriptions on China Mobile’s platform increased by 29.8% sequentially, largely because of our good quality game selection and China Mobile’s increase in promotion efforts.”

Second Quarter 2013 Results

Revenues

Total net revenues were RMB72.0 million (US$11.7 million), compared with RMB60.7 million in the second quarter of 2012 and RMB36.5 million in the prior quarter.

•

Mobile phone game revenues were RMB54.3 million (US$8.9 million), a decrease of 6.8% from RMB58.3 million during the same period last year and an increase of 87.2% from RMB29.0 million in the prior quarter. The sequential quarterly growth in revenue is largely a result of the strong growth in social games and game bundles. The number of paying users for social games increased by 361.4% over the prior quarter, mainly driven by the success in Joyful Zha Jin Hua and the increase in the number of third-party social games that we publish. The number of subscriptions for game bundles increased by 29.8% sequentially to 2.0 million as a result of our good quality game selection and China Mobile’s increase in promotion efforts, while ARPU increased from RMB4.73 to RMB5.18 because of an increase in contributions from game bundle with a higher ARPU. The decline in revenue from the same period last year was a result of the Company’s transition as it focused its developing and publishing efforts on a new generation of Android and iOS-based social games. The transition from feature phone to smartphone games led to a significant decrease year-over-year in the total playing user accounts for single player games (excluding single-player game bundles), which are mainly composed of feature phone games.

•

Handset design revenues were RMB17.6 million (US$2.9 million), compared with RMB2.4 million during the corresponding period in 2012 and RMB7.5 million during the prior quarter. The significant sequential increase was primary due to a pick up of demand in smartphone handset after Chinese New Year. The year-over-year increase in revenue was primarily due to increased revenue from smartphone handset design.

Cost of Revenues

Cost of revenues was RMB39.1 million (US$6.4 million) during the second quarter of 2013, an increase of 62.5% from RMB24.0 million in the second quarter of 2012 and an increase of 77.9% from RMB22.0 million in the first quarter of 2013. The sequential quarterly and year-over-year increases were primarily due to an increase in the amount paid for payment related services, and an increase in handset sales volume which resulted in higher component costs.

•

Cost of revenue for mobile phone games was RMB22.3 million (US$3.6 million), compared with RMB21.6 million during the second quarter in 2012 and RMB14.7 million during the prior quarter. The sequential quarterly and year-over-year increases were primarily due to an increase in the amount paid for payment related services, particular for our proprietary game Joyful Zha Jin Hua. In addition, the Company increased spending to promote its game bundles.

•

Cost of revenue for handset design was RMB16.8 million (US$2.7 million), compared with RMB2.4 million during the second quarter of 2012 and RMB7.2 million during the prior quarter. The sequential and year-over-year increases were largely due to higher component costs as sales orders for smartphone designs increased.

The Company’s overall gross margin was 45.7% during the second quarter of 2013, compared with 60.4% in the second quarter of 2012 and 40.0% in the first quarter of 2013.

•

Gross margin for mobile phone games was 58.9% during the second quarter of 2013, compared with 63.0% during the second quarter of 2012 and 49.3% in the first quarter of 2013. The sequential increase was primarily due to an increase in revenues compared with fixed costs, which mainly consist of the amortization of intangible assets. The year-over-year decline was primarily due to higher amounts paid for payment related services.

•

Gross margin for handset design was 5.1% during the second quarter of 2013, compared with -0.6% during the second quarter of 2012 and 4.3% in the first quarter of 2013. The sequential and year-over-year increases were due to an increase in sales revenues generated relative to fixed costs and no amortization of customer relationship recorded during the second quarter of 2013.

Operating Expenses

Operating expenses were RMB46.1 million (US$7.5 million) during the second quarter of 2013, compared with RMB19.3 million in the second quarter of 2012 and RMB32.8 million in the first quarter of 2013. The increases were largely because the Company increased spendings on distributing its game platform and promoting new games, for both self-developed and third-party social games and increase in staff cost for research and development.

Selling expenses as a percentage of net revenue were 24.0% in the second quarter of 2013, compared with 8.1% in the second quarter of 2012 and 20.7% in the first quarter of 2013. The sequential and year-over-year increases were primarily due to the expansion of the third party publishing business, and the increase in promotion cost for third party as well as self-developed games on various app stores and SNS platforms.

General and administrative expenses were RMB17.4 million (US$2.8 million) in the second quarter of 2013, compared with RMB7.1 million in the second quarter of 2012 and RMB 13.8 million in the first quarter of 2013. The sequential and year-over-year increases could be largely explained by the increases in share-based compensation and number of employees over the respective periods.

Share-based compensation expenses totaled RMB8.6 million (US$1.4 million) during the second quarter of 2013, compared with RMB3.2 million in the second quarter of 2012 and RMB5.8 million in the first quarter of 2013. The sequential and year-over-year increases were primarily due to the options and warrants granted to the Company’s employees and consultants in 2013 and the fair value change of the unvested warrants which were granted to a Company’s consultant of RMB3.6 million during the second quarter of 2013.

Research and development expenses as a percentage of net revenue were 15.8% in the second quarter of 2013, compared with 12.1% in the second quarter of 2012 and 24.0% in the first quarter of 2013. The sequential decrease was primarily due to the significant increase in the Company’s revenue during the second quarter of 2013.

Operating Income (Loss)

As a result of the above factors, the Company had an operating loss of RMB13.2 million (US$2.1 million) during the second quarter of 2013, compared with operating income of RMB17.4 million in the second quarter of 2012 and operating loss of RMB18.2 million in the first quarter of 2013.

Operating loss excluding (1) share-based compensation and (2) intangible assets impairment loss (non-GAAP) was RMB4.5 million (US$0.7 million) during the second quarter of 2013, compared with operating income (non-GAAP) of RMB20.6 million in the second quarter of 2012 and operating loss (non-GAAP) of RMB9.7 million in the first quarter of 2013.

Contingently Returnable Consideration Assets

Changes in the fair value of contingently returnable consideration assets resulted in a loss of RMB0.8 million (US$0.1 million) during the second quarter of 2013, compared with losses of RMB3.2 million in the second quarter of 2012 and RMB2.8 million in the first quarter of 2013. The loss was primarily due to a decrease in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisition of the 3GUU Group.

Income Tax

The Company had an income tax expense of RMB0.5 million (US$0.1 million) during the second quarter of 2013, compared with an income tax benefit of RMB8.8 million in the second quarter of 2012 and an income tax expense of RMB1.1 million in first quarter of 2013. The year-over-year decrease was due to the reversal of a tax provision caused by a tax exemption that Guangzhou Yitongtianxia Software Development Co., Ltd received in the second quarter of 2012.

Net Income/Loss

Net loss during the second quarter of 2013 was RMB12.6 million (US$2.1 million), compared with net income of RMB23.4 million in the second quarter of 2012 and net loss of RMB21.6 million in the first quarter of 2013.

Net loss excluding (1) share-based compensation and (2) intangible assets impairment loss (non-GAAP) was RMB3.9 million (US$0.6 million) during the second quarter of 2013, compared with net income (non-GAAP) of RMB26.6 million in the second quarter of 2012 and net loss (non-GAAP) of RMB13.2 million in the first quarter of 2013.

Basic and Diluted Earnings/Loss per ADS

Basic and diluted loss per ADS were RMB0.66 (US$0.11) during the second quarter of 2013, compared with earnings per ADS of RMB0.92 in the second quarter of 2012 and a loss per ADS of RMB1.01 in the first quarter of 2013. Basic and diluted loss per ADS excluding (1) share-based compensation and (2) intangible assets impairment loss (non-GAAP) were RMB0.26 (US$0.04) during the second quarter of 2013, compared with earnings per ADS of RMB1.05 in the second quarter of 2012 and loss per ADS of RMB0.62 in the first quarter of 2013.

Cash and Cash Equivalents

As of June 30, 2013, the Company had cash and cash equivalents of RMB103.3 million (US$16.8 million) and short-term investments were RMB51.4 million (US$8.4 million). Operating cash flow for the second quarter of 2013 was a net outflow of RMB5.8 million (US$0.9 million).

Common Shares

CMGE had 331.1 million common shares outstanding as of June 30, 2013, or the equivalents of 23.6 million ADSs outstanding.

Subsequent Events

Subsequent to the second quarter of 2013, the Company announced that it had issued and sold an aggregate of 2,500,000 ADSs at US$10.00 per ADS, for gross proceeds of US$25 million before deducting offering expenses, to Champion Plus Group Limited, a subsidiary of Zennon Capital Partners, L.P., and Grand Synergy Limited, a subsidiary of New World Strategic Investment Limited, in a private placement. Champion Plus Group Limited also received warrants to purchase up to an aggregate of 100,000 ADSs that are exercisable at any time commencing six months after the closing date and over a two year period. The transaction closed on August 5, 2013.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on August 28, 2013 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701
Hong Kong Dial-In	+852 3051-2745
China Dial-In	400-120-0654
International Dial-In	+65 6723-9385
Conference ID	CMGE

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. Eastern Daylight Time on August 28, 2013 through 11:59 p.m. Eastern Daylight Time on September 4, 2013. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696
International Dial In:	+61 2-8199-0299
Conference ID	35879536

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://ir.cmge.com/.

About CMGE

CMGE is a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010, 2011 and 2012, according to Analysys International, an independent market research firm. CMGE has integrated capabilities in the development, operation, sale and distribution of mobile games in China. Its mobile handset design business complements its game development business as it pre-installs CMGE’s mobile games and game platforms in the handsets it designs, and enhances CMGE’s knowledge of user habits and preferences and industry trends. CMGE has a large and diversified portfolio of games, and it has strong game development, operation and sale and distribution capabilities in China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies as well as our business plans; our future development, results of operations and financial condition; our ability to continue to develop new and attractive products and services; our ability to continue to develop new technologies or upgrade our existing technologies; our ability to attract and retain users and customers and further enhance our brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and intangible assets impairment loss. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

Christensen

Christian Arnell

Tel: +86 158 2133 0177

E-mail: carnell@ChristensenlR.com

In the U.S.:

Christensen

Linda Bergkamp

Tel: +1 480 614 3000

E-mail: lbergkamp@ChristensenIR.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31,	As of June 30,
	2012*	2013	2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	128,736	103,306	16,832
Short-term investments	45,000	51,427	8,379
Accounts receivable	41,726	54,748	8,920
Inventories	2,359	3,858	629
Prepayment and other current assets	37,386	44,721	7,287
Deferred tax assets	262	361	59

Total current assets	255,469	258,421	42,106

Non-current assets:
Property and equipment, net	4,814	5,753	937
Goodwill	564,841	564,841	92,033
Intangible assets, net	42,998	44,902	7,316
Prepayments	28,600	25,800	4,204
Deferred tax assets	129	68	11
Other non-current assets	343	518	84

Total non-current assets	641,725	641,882	104,585

TOTAL ASSETS	897,194	900,303	146,691

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,689	16,733	2,726
Accrued expenses and other liabilities	19,597	23,251	3,788
Deferred revenue	1,697	6,401	1,043
Income tax payable	76	1,451	236
Amounts due to related parties	991	1,037	169

Total current liabilities	26,050	48,873	7,962

Non-current liabilities:
Unrecognized tax benefits	21,944	9,135	1,488
Deferred tax liabilities	7,844	6,565	1,070
Other non-current liabilities	2,150	16,991	2,769

Total non-current liabilities	31,938	32,691	5,327

Total liabilities	57,988	81,564	13,289

Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and 26,485,961 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively. Aggregate liquidation preference and redemption amount were RMB75,899 and RMB 76,866 as of June 30, 2013, respectively)	76,858	76,866	12,524
Shareholders’ equity
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 113,577,208 and 113,577,208 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	727	727	118
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 189,617,092 and 189,617,092 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	1,213	1,213	198
Additional paid-in capital	726,200	737,568	120,176
Retained earnings (Accumulated deficit)	34,563	(1,506)	(245)
Accumulated other comprehensive (loss) income	(420)	91	15

Total China Mobile Games and Entertainment Group Limited’s equity	762,283	738,093	120,262
Noncontrolling interests	65	3,780	616

Total shareholders’ equity	762,348	741,873	120,878

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	897,194	900,303	146,691

*	Amounts for the year ended December 31, 2012 were derived from December 31, 2012 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	USD$	RMB	RMB	USD$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Revenues
Games	58,301	29,019	54,319	8,850	109,833	83,338	13,579
Handset design	2,430	7,528	17,649	2,876	5,231	25,177	4,102

Total net revenues	60,731	36,547	71,968	11,726	115,064	108,515	17,681

Cost of revenues
Games	(21,591)	(14,746)	(22,302)	(3,634)	(43,142)	(37,048)	(6,036)
Handset design	(2,444)	(7,205)	(16,757)	(2,730)	(5,224)	(23,962)	(3,905)

Total cost of revenues	(24,035)	(21,951)	(39,059)	(6,364)	(48,366)	(61,010)	(9,941)

Gross profit	36,696	14,596	32,909	5,362	66,698	47,505	7,740
Operating expenses:
Selling expenses	(4,894)	(7,563)	(17,257)	(2,812)	(7,054)	(24,820)	(4,044)
General and administrative expenses	(7,068)	(13,818)	(17,430)	(2,840)	(12,975)	(31,248)	(5,091)
Research and development expenses	(7,364)	(8,775)	(11,394)	(1,856)	(15,961)	(20,169)	(3,286)
Impairment of intangible assets	—	(2,613)	—	—	—	(2,613)	(426)

Operating income (loss)	17,370	(18,173)	(13,172)	(2,146)	30,708	(31,345)	(5,107)
Interest income	273	405	782	127	565	1,187	193
Other income	112	113	1,069	175	225	1,182	193
Change in fair value of contingently returnable consideration assets	(3,161)	(2,804)	(777)	(127)	3,970	(3,581)	(584)

Income (loss) before income taxes and noncontrolling interests	14,594	(20,459)	(12,098)	(1,971)	35,468	(32,557)	(5,305)
Income tax (expense) benefit	8,828	(1,133)	(482)	(79)	6,775	(1,615)	(263)

Net income (loss)	23,422	(21,592)	(12,580)	(2,050)	42,243	(34,172)	(5,568)

Accretion of contingently redeemable ordinary shares	(1,887)	(353)	(972)	(158)	(1,887)	(1,325)	(216)

Net income (loss) attributable to shareholders	21,535	(21,945)	(13,552)	(2,208)	40,356	(35,497)	(5,784)

Net income (loss) attributable to noncontrolling interests	—	(67)	639	104	—	572	93
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,535	(21,878)	(14,191)	(2,312)	40,356	(36,069)	(5,877)

Other comprehensive income (loss):
Foreign currency translation adjustment	27	(112)	623	102	20	511	84

Other comprehensive income (loss)	27	(112)	623	102	20	511	84

Comprehensive income (loss)	21,562	(22,057)	(12,929)	(2,106)	40,376	(34,986)	(5,700)

Comprehensive income (loss) attributable to noncontrolling interests	—	(67)	15	2	—	(52)	(8)
Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,562	(21,990)	(12,944)	(2,108)	40,376	(34,934)	(5,692)

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	0.07	(0.07)	(0.05)	(0.01)	0.12	(0.12)	(0.02)
Diluted	0.07	(0.07)	(0.05)	(0.01)	0.12	(0.12)	(0.02)
Weighted average number of Class A and Class B ordinary shares outstanding in computing:
Basic	302,729,550	303,194,300	303,194,300	303,194,300	302,729,550	303,194,300	303,194,300
Diluted	302,729,550	303,194,300	303,194,300	303,194,300	309,607,120	303,194,300	303,194,300

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Three Months Ended				For the Six Months Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	22,255	3,473	(5,799)	(945)	34,648	(2,326)	(380)
Net cash used in investing activities	(29,461)	(6,743)	(15,595)	(2,541)	(32,159)	(22,338)	(3,640)
Net cash provided by financing activities	72,881	40	—	—	9,881	40	7

Exchange rate effect on cash and cash equivalents	27	(112)	(694)	(113)	20	(806)	(131)
Net increase (decrease) in cash and cash equivalents	65,702	(3,342)	(22,088)	(3,599)	12,390	(25,430)	(4,144)
Cash and cash equivalents, beginning of the period	133,925	128,736	125,394	20,431	187,237	128,736	20,976

Cash and cash equivalents, end of the period	199,627	125,394	103,306	16,832	199,627	103,306	16,832

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”) except for per ADS data)

	For the three months ended June 30, 2012			For the three months ended March 31, 2013			For the three months ended June 30, 2013
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	19,326	(3,199)	16,127	32,769	(8,441)	24,328	46,081	(8,631)	37,450
Income (loss) from operations	17,370	3,199	20,569	(18,173)	8,441	(9,732)	(13,172)	8,631	(4,541)
Operating margin	28.6%		33.9%	-49.7%		-26.6%	-18.3%		-6.3%
Net income (loss)	23,422	3,199	26,621	(21,592)	8,441	(13,151)	(12,580)	8,631	(3,949)
Net margin	38.6%		43.8%	-59.1%		-36.0%	-17.5%		-5.5%
Net income (loss) attributable to CMGE	21,535	3,199	24,734	(21,878)	8,441	(13,437)	(14,191)	8,631	(5,560)
Net margin attributable to CMGE	35.5%		40.7%	-59.9%		-36.8%	-19.7%		-7.7%
Diluted earnings (loss) per ADS(b)	0.92		1.05	-1.01		-0.62	-0.66		-0.26

	For the six months ended June 30, 2012			For the six months ended June 30, 2013
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	35,990	(5,091)	30,899	78,850	(17,072)	61,778
Income (loss) from operations	30,708	5,091	35,799	(31,345)	17,072	(14,273)
Operating margin	26.7%		31.1%	-28.9%		-13.2%
Net income (loss)	42,243	5,091	47,334	(34,172)	17,072	(17,100)
Net margin	36.7%		41.1%	-31.5%		-15.8%
Net income (loss) attributable to CMGE	40,356	5,091	45,447	(36,069)	17,072	(18,997)
Net margin attributable to CMGE	35.1%		39.5%	-33.2%		-17.5%
Diluted earnings (loss) per ADS(b)	1.71		1.93	-1.67		-0.88

(a)	Adjustment to exclude the share-based compensation expense and intangible assets impairment loss of each period.
(b)	1 ADS = 14 Ordinary Shares.